Eilenberg Krause & Paul LLP
11 East 44th Street
New York, New York 10017

Telephone: (212) 986-9700
Facsimile: (212) 986-2399

September 18, 2007

Mr. David L. Orlic
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Acorn Factor, Inc.
Amendment No.1 to Registration Statement on Form S-1
Filed on August 9, 2007 (the “S-1”)
File No. 333-143421
Post-Effective Amendment No.2 to Registration Statement on Form S-1
Filed on August 9, 2007 (the “Post-Effective Amendment”)
File No. 333-138109

Dear Mr. Orlic:

This letter is submitted on behalf of Acorn Factor, Inc. (“Acorn Factor” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 7, 2007 regarding the above-captioned filings. We are today filing amendments to each of the S-1 and the Post -Effective Amendment which have been marked to show changes against the previously-filed versions of the documents.

Our numbered responses below correlate to the numbers in your September 7, 2007 letter, and we have provided the text of the comments included in your letter in bold italics for convenience purposes. All references to pages numbers refer to the unmarked copies of the documents being filed today.

General

1. We continue to arrive at different figures for the selling stockholder tables and the outside front cover page of each prospectus. Please add a line to each of your tables totaling the column entitled “Shares Being Offered.” Ensure that the total shares offered disclosure on the cover pages reconciles with the shares offered columns of the selling stockholder tables.

We have corrected the erroneous numbers and have added a line to each of the selling security holder table in each of the S-1 and the Post-Effective Amendment totaling the “Shares Being Offered” column.

2. There is a discrepancy between the two registration statements in the number of shares being represented as beneficially owned by your largest selling shareholder, Hank J. Wolfert & Susie L. Wolfert JT TEN. Please revise or clarify

We have corrected the erroneous numbers for the Wolferts in the selling security holders table of the S-1 (page 10).

3. We refer to our prior letter dated July l0,2007. Please include in the registration statement the information you have provided in response to comments 4, 5, 6, 8, 9, and 10. Please make any specific revisions requested below prior to adding the disclosure to your registration statement.

The requested information has been added to the S-1 (pages 6-9).

4. In the table you furnished in response to comment 5 of our letter dated July 10, 2007, please add, after each listed natural person, the name of the institution with which the natural person is associated. With respect to the warrant valuation, please direct shareholders to the page of the filing where detailed information regarding your valuation of the warrants may be found.

The requested affiliation information has been included in, and the method of valuing the warrants has been described in a new footnote to, the payments table (page 6 of the S-1).

5. In the table you furnished in response to comment 6 of our letter dated July 10, 2007, please complete the final column.

The requested information has been added to the table (page 7 of the S-1).

6. Please tell us why you did not address the warrants in response to comment 7 of our letter dated July 10, 2007.

The placement agent warrants have been added to the tables created in response to comment 8 of your letter dated July 10, 2007 (see next comment response). There are no conversion discounts for securities underlying any other warrants, options, notes, or other securities of the Company that are held by the selling shareholders or any affiliates thereof.

7. Please tell us why you have specifically excluded the warrants from your response to comment 8 of our letter dated July 10, 2007.

The placement agent warrants have been added to the tables created in response to comment 8 of your letter dated July 10, 2007 (pages 7-8 of the S-1).

8. We refer to comment 12 of our letter dated July 10, 2007. Please explain the reference to exhibit 4.11 of the registration statement appearing in your response to that comment.

Exhibit 4.11 is the form of placement agent warrant issued to First Montauk Securities Corp., a selling security holder, in connection with the sale of the convertible debentures.

* * *

If you have any questions, please feel free to call the undersigned at (212) 986-9700, extension 17.

Sincerely,

Sheldon Krause

cc: Mark P. Shuman